

December 30, 2010

<u>Via U.S. Mail</u>

Daniel W. Amidon, Esq.
General Counsel
Petroleum Development Corporation
1775 Sherman Street, Suite 3000
Denver, CO 80203

> **Re:** **PDC 2005-A Limited Partnership**
> **PDC 2005-B Limited Partnership**
> **Rockies Region Private Limited Partnership**
> **Schedules 13E-3 filed by PDC 2005-A Limited Partnership, PDC 2005-B**
> **Limited Partnership, Rockies Region Private Limited Partnership,**
> **Petroleum Development Corporation, DP 2004 Merger Sub, LLC,**
> **Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon**
> **Filed on December 3, 2010**
> **File Nos. 005-85783, 005-85784 and 005-85785**
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed on December 3, 2010**
> **File Nos. 000-51309, 000-51452 and 000-51959**

Dear Mr. Amidon:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedules 13E-3

General

1.   Please advise why no registration statements under the Securities Exchange Act of 1934 appear to be on file with respect to the limited partnership units of PDC 2005-A Limited Partnership and PDC 2005-B Limited Partnership.

2.   Please note that the following comments apply to each of PDC 2005-A Limited Partnership, PDC 2005-B Limited Partnership and Rockies Region Private Limited Partnership. Page numbers refer to the filings relating to PDC 2005-A Limited Partnership.

Item 13. Financial Statements, page 8

3.   Please advise why you have not incorporated by reference the information described in Item 1010(a)(2) of Regulation M-A.

4.   Please provide in your proxy statements, and incorporate by reference into your Schedules 13E-3, the information required by Item 1010(a)(3)-(4) of Regulation M-A, or advise why you believe that this is not required.

Preliminary Proxy Statements on Schedule 14A

Background of the Merger, page 12

5.   Please clarify the disclosure appearing in the second bullet point on the bottom of page 13, in particular, the relevance of "the economics for a refracturing" and how the factors in this bullet point contributed to the determination to proceed with the proposal at this time.

6.   Please briefly disclose on page 15 the material changes to the merger agreement that were not accepted by PDC on May 6, 2010, if any.

7.   Please briefly disclose the terms of the special committee's revised proposal delivered on May 25, 2010.

8.   Please confirm that the "estimated reserves determinations" and "reserve reports" referred to on page 16, as well as the "anticipated future cash flows," "production information" and "certain valuation assumptions" referred to on page 17 are disclosed elsewhere in the proxy statement. If so, please identify this disclosure to us.

9.   Please disclose the questions asked by the PDC board of directors on November 4, 2010 regarding the proposed offer.

10.   Please disclose whether the members of the special committee unanimously approved the merger agreement. Similarly, please disclose whether the members of the PDC board of directors who are not on the special committee unanimously approved the merger agreement.

Shift in Corporate Strategy, page 18

11.   Please disclose why drilling partnerships are no longer a part of PDC's strategic plan. Please also disclose how operating drilling partnerships is incompatible with a growth strategy and how the merger will provide PDC with growth in production and reserves.

12.   Please clarify what PDC intends to do with the partnership properties upon acquiring them from its investors, particularly in light of the apparent pricing pressure in the industry.

The Partnership's Reasons for the Merger, page 19

13.   Please clarify, here and elsewhere in your document where similar disclosure appears, what it means for low-cost shale plays to set national prices going forward.

Opinion of the Special Committee's Financial Advisor, page 24

14.   The description in the proxy statement regarding the material relationships between Houlihan Lokey and PDC, the partnership and their respective affiliates does not provide a narrative and quantitative description of the fees paid or to be paid to Houlihan Lokey and its affiliates. Please revise the proxy statement to provide such disclosures, including the fee to be paid for this transaction.

15.   Please confirm that the financial projections and reserve reports referred to on page 25 are those disclosed elsewhere in the proxy statement.

Appendix B. Fairness Opinion of Special Committee's Financial Advisor

16.   We note the statement that the fairness opinion "is furnished for the use and benefit of the Committee (solely in its capacity as such) in connection with its consideration of the Transaction and may not be used for any other purpose" without prior written consent. Please disclose, if true, that Houlihan Lokey has consented to the use of its materials in the proxy statement.

17.   Please explain the statement appearing on the final page of the opinion that Houlihan Lokey does not express an opinion as to or otherwise address whether or not the investors are receiving reasonably equivalent value in the proposed merger.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (713) 238-7485
        Jordan Hirsch, Esq.
        Andrews Kurth LLP